Exhibit 23.1

Consent Of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-197444) of Rexnord Corporation of our report dated June 19, 2020, with respect to the statements of net assets available for benefits of the Rexnord LLC 401(k) Plan as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019 and the related notes, and the supplemental schedule of Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2019, which report appears in the December 31, 2019 annual report on Form 11-K of the Rexnord LLC 401(k) Plan.

/s/ RubinBrown LLP

Kansas City, Missouri
June 19, 2020